November 13, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 433 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to add one new fund to the Trust: Altegris Multi-Strategy Alternative Fund (the “Fund”).

Please note that in the Expense Table, we have included an estimate of the management fees that the Fund expects to pay during its first year of operations.  The Adviser will not charge the Fund advisory fees where it invests in other mutual funds which it advises.  Therefore, even though the maximum advisory fee under the management agreement is 1.00%, the Fund and the Adviser expect the actual advisory fees to be much lower.  We look forward to discussing with you the presentation of the advisory fees in the expense table under this unique arrangement.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

822331.72